

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 3, 2021

Jason Wood
Chief Executive Officer
Specificity, Inc.
801 West Bay Drive, Suite 206
Largo, Florida 33770

> **Re: Specificity, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed August 23, 2021**
> **File No. 333-257323**

Dear Mr. Wood:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-1 Filed August 23, 2021

Security Ownership of Certain Beneficial Owners and Management, page 38

1.   Please update to the most recent practicable date the disclosures under Security Ownership of Certain Beneficial Owners and Management on pages 38-39.

Exhibits

2.   Please update the auditor consent in your next amendment.

  You may contact Tony Watson at 202-551-3318 or Rufus Decker at 202-551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Lamparski at 202-551-4695 or Mara Ransom at 202-551-3264 with any other questions.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Trade & Services

cc: William Robinson Eilers